SUMMIT MIDSTREAM HOLDINGS, LLC

2100 McKinney Avenue, Suite 1250

Dallas, Texas  75201

(214) 242-1955

March 5, 2014

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:                             Summit Midstream Holdings, LLC
Registration Statement on Form S-4
File No. 333-193473

Ladies and Gentlemen:

Summit Midstream Holdings, LLC, on its own behalf and on behalf of Summit Midstream Finance Corp. and the other registrants  (the “Registrants”), hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 2:00 p.m., Washington, D.C. time, on March 7, 2014, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUMMIT MIDSTREAM HOLDINGS, LLC

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                Brett E. Braden (By Email)

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX  77002

Brett.Braden@lw.com